UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42465

EUROHOLDINGS LTD
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[X] Form 20-F        [ ] Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroholdings Ltd on July 24, 2026 entitled: Euroholdings Ltd Announces the Results of Its 2026 Annual Meeting of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROHOLDINGS LTD

Dated: July 24, 2026	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroholdings Ltd Announces the Results of Its 2026 Annual Meeting of Shareholders

Maroussi, Athens, Greece, July 24, 2026 - Euroholdings Ltd (NASDAQ: EHLD, the “Company” or “Euroholdings”) announced today that the 2026 Annual Meeting of the Shareholders of the Company (the “Annual Meeting”) was duly held on July 23, 2026 and that all proposals on the agenda were approved.

At the Annual Meeting, the shareholders of the Company (i) elected Panagiotis Kyriakopoulos and Christos Triantafillidis as Class B directors to serve until the 2029 annual meeting of shareholders and until their successors are elected and qualified; and (ii) ratified the appointment of Deloitte Certified Public Accountants S.A. as independent auditors for the year ending December 31, 2026.

Contacts

Company:

Tasos Aslidis

Chief Strategy Officer & Treasurer

Euroholdings Ltd

(908) 301-9091

aha@euroholdings.gr

Investor Relations / Financial Media:

Nicolas Bornozis / Markella Kara

Capital Link, Inc.

230 Park Avenue, Suite 1540

New York, N.Y. 10169

Tel: +1 (212) 661-7566

euroholdings@capitallink.com

About Euroholdings Ltd

Euroholdings is an international shipping company specializing in seaborne transportation services. The Company was formed on March 20, 2024, under the laws of the Republic of the Marshall Islands and is listed on the Nasdaq Capital Market under the symbol EHLD.  The Company has a fleet of two feeder container carriers with a total carrying capacity of 3,171 TEU and one medium range (MR) product tanker with a capacity of 49,997 dwt. The Company has agreed to acquire a medium-range (MR) product tanker vessel with capacity of 49,997 dwt, built in 2015 in South Korea, from a related party of Marla Investments Inc., the Company’s majority shareholder, not under common control. Delivery of the vessel is expected between mid-June and mid-August 2026.

Forward-Looking Statements

This press release contains forward-looking statements, including as defined under U.S. federal securities laws, concerning future events. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions.  Words such as “anticipates,” “may,” “ongoing,” “potential,” “predicts,” “projects,” “should,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities; risks associated with pandemics, including their effects on demand for containerized cargoes and petroleum products and other cargoes transported by container carriers and product tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”). Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.